Mail Stop 4561

October 18, 2007

Kenneth Klein
Chairman of the Board, President & CEO
Wind River Systems, Inc.
500 Wind River Way
Alameda, CA 94501

Re: Wind River Systems Inc.
Form 10-K for the Fiscal Year Ended January 31, 2007
Filed on May 1, 2007
File No. 001-33061

Dear Mr. Klein:

We have reviewed your response to our letter dated September 6, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations, page 59

1. We note your response to our prior comment 4 regarding the Company's methodology for allocating revenues for income statement classification purposes from arrangements accounted for under contract accounting. While we note that historically these arrangements have not been material, we do have the following additional comments:

- Tell us how you considered paragraph 69 of SOP 97-2 and explain why the Company does not believe that the entire arrangement should be accounted for as a product pursuant to such guidance.

- Notwithstanding your response to the previous bullet point, explain further why you believe that the fixed value for services as stated in the contract is sufficient evidence of fair value for income statement presentation purposes. Please note, that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the income statement based on based on the methodology described in your response, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements.

Note 2. Summary of Significant Accounting Policies

Impact of Stock Option Review, page 63

2.   We note your response to our prior comment 2 where you propose to revise your disclosures to include the information required by paragraph 45.c.2 of SFAS 123 as it relates to your stock option backdating restatement in your next Form 10-Q. The Staff will not take exception to your request.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief